# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROTHENA CORP PUBLIC LTD CO, CIK 0001559053
CUSIP: G72800108
Title of class of securities: Ordinary Shares, $0.01 par value
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, DUBLIN 2, Ireland (L2), D02 VK60
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-035471
Filed by CIK 0001045463

## Reporting persons
- SCULLY WILLIAM P: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 793,943; shared voting power 4,813,805; sole dispositive power 793,943; shared dispositive power 4,813,805; aggregate amount beneficially owned 5,607,748 (10.4% of the class)
  Comment: See Item 4 as to disclaimer of beneficial ownership.

## Item 1. Issuer
Name of issuer: PROTHENA CORP PUBLIC LTD CO
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, DUBLIN 2, IRELAND, D02 VK60.

## Item 2. Person Filing
Name of person filing: William P. Scully
Address of principal business office or, if none, residence: 771 Manatee Cove, Vero Beach, Florida 32963
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to be the beneficial owner of 5,607,748 Ordinary Shares. This amount consists of (i) 34,993 Ordinary Shares owned directly by the Reporting Person over which he has sole voting and dispositive power, (ii) 75,950 Ordinary Shares owned by Manatee Equity Fund LLC, of which the Reporting Person is the sole manager with sole voting and dispositive power, (iii) 683,000 Ordinary Shares owned by the Reporting Persons IRA, over which he has sole voting and dispositive power, (iv) 42,000 Ordinary Shares owned by the Reporting Persons spouses IRA, over which he may be deemed to have shared voting and dispositive power, (v) 5,000 Ordinary Shares owned by the Reporting Persons spouse, over which he may be deemed to have shared voting and dispositive power (vi) 18,000 Ordinary Shares owned by an IRA subject to an investment management agreement over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his right to terminate such agreement, (vii) 158,000 Ordinary Shares owned in the aggregate by various trusts, of which the Reporting Person may be deemed to have shared voting and dispositive power by virtue of being a co-trustee, (viii) 4,098,346 Ordinary Shares owned in the aggregate by various grantor retained annuity trusts, which have an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trusts, and (ix) 492,459 Ordinary Shares owned in the aggregate by various other trusts, which have an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trusts.
Percent of class: According to the Issuers most recent Annual Report on Form 10-K for the year ended December 31, 2024, the number of shares outstanding as of February 20, 2025 was 53,826,982. The Ordinary Shares which the Reporting Person may be deemed to beneficially own constitute approximately 10.42 percent of such total number of shares.
Sole power to vote or to direct the vote: 793,943
Shared power to vote or to direct the vote: 4,813,805
Sole power to dispose or to direct the disposition: 793,943
Shared power to dispose or to direct the disposition: 4,813,805

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SCULLY WILLIAM P: Diana L. Hayes, By POA from William P. Scully (05/14/2025)
Comment: Pursuant to a Limited Power of Attorney dated as of February 13, 2024, a copy of which is on file with the Commission.